July 19, 2024

Pearlyne Paulemon

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Paradyme Fund A II, LLC
Amendment No. 1 to Form 1A
Filed July 19, 2024
File No. 024-12331024-12449

Ms. Paulemon:

Please see below for responses to the Division’s letter dated June 24, 2024, regarding the above captioned matter. All questions have been addressed in amendment No. 1 to the Offering Statement on Form 1-A, filed July 1, 2024 (the “Amendment No. 1”), as further herein detailed.

Summary, page 6

1.We note your disclosure on the cover page that there is no minimum offering amount and no provision to escrow or return investor funds if any minimum number of Series Interests are not sold. However, in the Summary section and elsewhere, you state that you are offering the minimum and maximum number of Series Interests of each Series at a price per Series Interest. It appears this Series has no minimum. Please revise to remove any references to a minimum offering amount or advise.

References to any minimum offering amount have been removed in the Amendment No. 1.

Use of Proceeds, page 31

2.We note that disclosure here and on the cover page of the offering circular that the Company is offering up to 15,000 Class A Series Interests in Series I Barn Cave for $1,000 per Series Interest, for a maximum offering amount of $15,000,000, are inconsistent with disclosure on page 31 regarding total use of proceeds of up to $57.9 million. Please reconcile or advise.

The disclosure on page 31 explains that total gross capitalization of the project is $57,903,795.00, which includes maximum gross proceeds of $15,000,000.00 from the offering of Series Interests. An additional table has been added to the Amendment No. 1 to show how the Company estimates the gross proceeds from the offering of Series Interests will be used.

Description of Business

Series I Barn Cave Property Overview, page 35

3.We note that you have identified a specific property for Series I Barn Cave Property and that you have entered into a Purchase and Sale Agreement for this property and that agreement is included as Exhibit 6.1. We also note the Series I Barn Cave closed on the property through 40 Retail BC LH, LLC, an Arizona limited liability company, a wholly owned subsidiary of the Series, on April 22, 2024. Please tell us if this property had a rental history and to the extent it did have a rental history, please tell us how you determined it was not necessary to provide financial statements and pro forma financial information. Reference is made to Part F/S of Form 1-A.

The property acquired is vacant land and does not have a rental history. 40 Retail BC LH, LLC is not an operating company. It is a special purpose vehicle used to hold the real estate.

Prior Performance, page 74

4.Please provide disclosure consistent with the principles of Industry Guide 5, including prior performance disclosure. For guidance, see CF Disclosure Guidance: Topic No. 6, dated July 16, 2013. Additionally, please clarify the specific years you are referencing as opposed to years 1, 2, and 3.

Additional information has been added to narrative summary and prior performance tables  and specific years have been referenced as opposed to labeling the years 1, 2, and 3. The Company believes that the following disclosure is now consistent with the principles of Industry Guide 5.

General

5.Refer to Exhibit 12.1. We note that the legal opinion references "up to XXX of membership interests"    for a total potential gross proceeds of $10,000,000.00. In connection with the offering statement disclosing the maximum number of interests to be offered pursuant to Rule 253(b)(4) of Regulation A, please have company counsel revise this legal opinion to cover the correct volume of securities to be offered and the total gross proceeds.

Exhibit 12.1 has been revised to correct the potential gross proceeds to $15,000,000.00 and the maximum number of series interests offered to 15,000.

6.Please file an amended offering circular in which Michael Reveley has signed in his capacity as the current CEO of the company and revise the signatures to provide the individual who is signing on behalf of  Paradyme Asset Management II, LLC. See the signature requirements of Form 1-A.

The Amendment No. 1 has been revised to include Michael Revely’s signature in his capacity as CEO of the company.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC